November 23, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
BioRestorative Therapies, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-231079

Ladies and Gentlemen:

On April 26, 2019, BioRestorative Therapies, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-231079) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the registration of Company common stock and warrants.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please provide the Company with a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

Please feel free to contact Fred Skolnik of Certilman Balin Adler & Hyman LLP, legal counsel to the Company, at (516) 296-7048 or via email at fskolnik@certilmanbalin.com if you have any questions.

Sincerely,

BioRestorative Therapies, Inc.

By:	/s/ Lance Alstodt
Chief Executive Officer